SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]


Filed by a Party other than the Registrant  [x]



Check the appropriate box:


[ ] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[x] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               JUNO LIGHTING, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                        Lens Investment Management, LLC
                           Ram Trust Services, Inc.
                               Robert B. Holmes
                               John B. Goodrich
                                  Nell Minow
                               Robert A.G. Monks
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):


[x] No Fee Required.


[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies: Common Stock, $.01 par value, of Juno Lighting, Inc.
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------


[ ] Fee paid previously with preliminary materials:


[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.




NYFS01...:\07\16307\0009\1916\SCH2029R.470

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
        ------------------------------------------------------------------------

                                                              March 10, 1999


                                [Lens Letterhead]










                                 March 10, 1999



[Name]
[Company]
[Address]


Dear: [Name]

                  Exciting news! The wait is over. The Lens Group's preliminary proxy on Juno Lighting is public. Enclosed is the revised copy of our preliminary proxy statement concerning the upcoming annual meeting.

                  For your information, the "Lens Group" consists of Lens Investment Management, LLC, Ram Trust Services, Inc., Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks. The Lens Group owns, in the aggregate, nearly 7 percent of Juno's common stock (based upon 18,595,327 shares of Juno common stock outstanding, as reported in Juno's Annual Report on Form 10-K for the year ended November 30, 1998). We are not seeking your vote at this time. However, we will be sending you a final proxy statement, including a proxy card, at the earliest practicable date.

                  Thank you for your interest. Please do not hesitate to contact me if you have any questions.



                                                           Sincerely yours,





                                                          Richard A. Bennett



Enclosure


A:\#321027 v1 - The Len's Group Investment Management.rtf
I'm going to assume that Angie Bruce is referring to the current board of Juno and not to us. I would be interested to hear from anyone who thinks that the current board is optimal. Here are the facts: there is not one true independent outsider on the board of Juno, which currently includes the CEO, an employee, the company's lawyer, the company's banker, and the CEO's friend. More than a year ago, the board promised to add two now independent outside directors, but as of this writing, they have not done so. The stock price has barely moved, despite excellent products and operations. We believe one problem is the huge amount of cash. We are not seeking control. We just think that this board needs some independent outsiders, and we believe that our position of over 6% of the stock assures that our interests are aligned with those of the other shareholders. If anyone has nay questi9ns about LENS, our intentions, our past performance, our current portfolio, or anything else, check out our website at HTTP://WWW.LENS-INC.COM or give us a call.

The "Lens Group" consists of Lens Investment Management,
LLC, Ram Trust Services, Inc., Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks. The Lens Group owns, in the aggregate, nearly 7 percent of Juno's common stock (based upon 18,595,327 shares of Juno common stock outstanding, as reported in Juno's Annual Report on Form 10-K for the year ended November 30, 1998). We are not seeking your vote at this time. The Lens Group will send the shareholders a final proxy statement, including a proxy card, at the earliest practicable date.